
Boomerang and Domino Deposits
Zinc Zone
N
S
W
E
480000 E
5360000N
Henry Waters Grid
Swamp Grid
Long Lake Grid
DPS Grid
Victoria Lake (Henry Waters)
Long Lake
Victoria Lake
HW95-1
HW-06-01
SG-06-04
SG-06-02
SG-06-03
SG-06-01
VL96-1
VL96-3
VL96-2
LL-06-04
LL-06-03
LL-06-02
LL-06-05
LL-06-01
DPS-06-01
Legend
Diorite/Gabbro
Basalt (Harmsworth Steady)
Mafic volcanics
Mafic Volcanics and sediments
Black Shale, siltstone, tuffaceous sediments
Clastic sediment
Altered Felsic Volcanics (Silica-Sericite-Pyrite)
Felsic volcanics and tuffaceous sediments
Victoria Lake Project Licences
Other Map-staked Licences
LL-06-01
Diamond drillhole
HW95-1
Historic diamond drillhole
Geology modified from Arseneau (1994)
CROSSHAIR EXPLORATION & MINING
Crosshair Exploration & Mining Corp.
NTS 12A/06
VICTORIA LAKE PROJECT
GEOLOGY AND DRILL LOCATIONS
2 km
UTM NAD27 Zone21
January 2007